EXHIBIT A

SCHEDULE OF TRANSACTIONS

Reporting Person	Date of Transaction	Number of Shares Acquired	Approximate Price Per Share
Juniper Public Fund	October 15, 2015	(1,400)	$4.52
Juniper Public Fund	October 20, 2015	(700)	$4.52
Juniper Public Fund	October 21, 2015	(20)	$4.52
Juniper Public Fund	November 16, 2015	(8,938)	$4.55
Juniper Public Fund	November 17, 2015	(3,900)	$4.60
Juniper Public Fund	November 25, 2015	(800)	$4.60
Juniper Public Fund	November 27, 2015	(9,502)	$4.60
Juniper Public Fund	November 30, 2015	(161,683)	$4.60